# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scholar Rock Holding Corporation, CIK 0001727196
CUSIP: 80706P103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 Binney Street, 3rd Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-187845
Filed by CIK 0002005369

## Reporting persons
- Invus Public Equities, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); sole voting power 10,825,013; shared voting power 0; sole dispositive power 10,825,013; shared dispositive power 0; aggregate amount beneficially owned 10,825,013 (11.4% of the class)
- Invus Public Equities Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 10,825,013; shared voting power 0; sole dispositive power 10,825,013; shared dispositive power 0; aggregate amount beneficially owned 10,825,013 (11.4% of the class)
- Invus Global Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 10,825,013; shared voting power 0; sole dispositive power 10,825,013; shared dispositive power 0; aggregate amount beneficially owned 10,825,013 (11.4% of the class)
- Siren, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 10,825,013; shared voting power 0; sole dispositive power 10,825,013; shared dispositive power 0; aggregate amount beneficially owned 10,825,013 (11.4% of the class)
- Raymond Debbane: type of reporting person: individual (IN); citizenship or place of organization: Panama (R1); sole voting power 10,825,013; shared voting power 0; sole dispositive power 10,825,013; shared dispositive power 0; aggregate amount beneficially owned 10,825,013 (11.4% of the class)

## Item 1. Issuer
Name of issuer: Scholar Rock Holding Corporation
Address of issuer's principal executive offices: 301 Binney Street, 3rd Floor, Cambridge, MA 02142

## Item 2. Person Filing
Name of person filing: See Item 2(c) below
Address of principal business office or, if none, residence: See Item 2(c) below
Citizenship:
(i) Invus Public Equities, L.P. ("Invus Public Equities")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Bermuda limited partnership

(ii) Invus Public Equities Advisors, LLC ("Invus PE Advisors")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(iii) Invus Global Management, LLC ("Global Management")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(iv) Siren, L.L.C. ("Siren")
c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(v) Raymond Debbane
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Panama

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, Invus Public Equities directly held 9,250,005 shares of Common Stock, par value $0.001 per share (the "Shares") and warrants to purchase up to 1,575,008 Shares, with an exercise price of $7.35 per Share and expiration of December 31, 2025 (the "Warrants"). Invus PE Advisors, as the general partner of Invus Public Equities, controls Invus Public Equities and, accordingly, may be deemed to beneficially own the Shares directly held by Invus Public Equities. Global Management, as the managing member of Invus PE Advisors, controls Invus PE Advisors and, accordingly, may be deemed to beneficially own the Shares that Invus PE Advisors may be deemed to beneficially own. Siren, as the managing member of Global Management, controls Global Management and, accordingly, may be deemed to beneficially own the Shares that Global Management may be deemed to beneficially own. Mr. Raymond Debbane, as the managing member of Siren, controls Siren and, accordingly, may be deemed to beneficially own the Shares that Siren may be deemed to beneficially own.

As of December 31, 2024, each of the Reporting Persons may be deemed to be the beneficial owner of the Shares listed on such Reporting Person's cover page. Calculations of the percentage of Shares beneficially owned are based on (i) 93,614,951 Shares outstanding as of November 7, 2024 as reported in the Quarterly Report on Form 10-Q filed by Scholar Rock Holding Corporation with the Securities and Exchange Commission on November 11, 2024, plus (ii) 1,575,008 Shares issuable upon exercise of the Warrants.
Percent of class: See each cover page hereof.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Invus Public Equities, L.P.: /s/ Raymond Debbane, Raymond Debbane, President, Invus Public Equities Advisors, LLC, its general partner (02/12/2025)
- Invus Public Equities Advisors, LLC: /s/ Raymond Debbane, Raymond Debbane, President (02/12/2025)
- Invus Global Management, LLC: /s/ Raymond Debbane, Raymond Debbane, President (02/12/2025)
- Siren, L.L.C.: /s/ Raymond Debbane, Raymond Debbane, President (02/12/2025)
- Raymond Debbane: /s/ Raymond Debbane, Raymond Debbane (02/12/2025)